JinkoSolar Announces Third Quarter 2012 Results

SHANGHAI, China, November 20, 2012–JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•	Total solar product shipments were 335.2 megawatts (“MW”), of which 280.0MW were solar modules, 28.6MW were silicon wafers, and 26.6MW were solar cells. This represents an increase of 11.0% from 302.1 MW in the second quarter of 2012, and an increase of 30.1% from 257.7 MW in the third quarter of 2011.

•	Total revenues were RMB1.4 billion (US$221.1 million), representing an increase of 12.2% from the second quarter of 2012, and a decrease of 22.0% from the third quarter of 2011.

•	Gross margin was 9.9%, compared with 8.4% in the second quarter of 2012 and 3.7% in the third quarter of 2011.

•	In-house gross margin[1] was 12.6%, compared with 11.2% in the second quarter of 2012 and 18.4% in the third quarter of 2011.

•	Loss from operations was RMB51.5 million (US$8.2 million), compared with a loss from operations of RMB82.5 million in the second quarter of 2012, and a loss from operations of RMB197.3 million in the third quarter of 2011.

•	Net loss was RMB54.8 million (US$8.7 million), compared with a net loss of RMB310.5 million in the second quarter of 2012, and net income of RMB68.1 million in the third quarter of 2011.

•	Diluted loss per share was RMB0.62 (US$0.10), compared with diluted loss per share of RMB3.50 in the second quarter of 2012, and diluted loss per share of RMB2.97 in the third quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was RMB2.48 (US$0.39), compared with diluted loss per ADS of RMB14.00 in the second quarter of 2012, and diluted loss per ADS of RMB11.88 in the third quarter of 2011. Each ADS represents four ordinary shares.

•	Non-GAAP net loss[2] in the third quarter of 2012 was RMB27.8 million (US$4.4 million), compared with non-GAAP net loss of RMB297.6 million in the second quarter of 2012, and non-GAAP net loss of RMB247.9 million in the third quarter of 2011.

•	Non-GAAP basic and diluted loss per share in the third quarter of 2012 was RMB0.31 (US$0.05).Non-GAAP basic and diluted loss per ADS was RMB1.24 (US$0.20) in the third quarter of 2012.

“We are encouraged by our strong performance this past quarter as we continue to benefit from our strategic focus on cost reduction and geographical diversification with strong sales in China compensating for weakness in our more traditional markets. We believe we have turned a corner operationally and financially despite the global economic softening as we continue to focus on our core business and work to advance our industry leading position.” stated Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “This marks the third consecutive quarter where we effectively increased gross margin and reduced net loss as we make our way back to profitability. This was done in part, by working aggressively to maintain our industry-leading position in terms of cost structure by improving efficiency without sacrificing the quality and performance our modules are well known for.”

1	JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.
2	JinkoSolar adjusts net loss to exclude 1) the expenses related to the issuance of the Company’s convertible senior notes, 2) changes in the fair value of the convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gains on the convertible senior notes and capped call options.

1

“We continue to deepen our relationships with customers across the globe with total module shipments of 280 MW during the third quarter of 2012. The strong momentum we have picked up in China continued where shipments surged 117% quarter-over-quarter, a testament to being a market leader domestically as well as internationally. Despite the difficult circumstances in the United States, the final determination of injury by the United States International Trade Commission concerning the anti-dumping duty and countervailing duty investigation of imports of crystalline silicon photovoltaic cells and modules from the People's Republic of China was partially favorable to us and we remain fully committed to our customers in the United States. With potential European Union tariffs on the horizon, we continue to adapt our strategy there and diversify the geographic mix of our customers. We are focused on emerging markets such as China, South Africa, South America and Eastern Europe.”

“Our downstream business remains on track and looks to be increasingly lucrative for us as module prices and construction expenses continue to drop along with the assurances that stable feed-in-tariffs provide. Our project development and EPC business pipeline is showing increasing strength with three projects in Northwest China about to begin construction. We have already begun to see benefits from one of our EPC projects during the quarter and expect our downstream business to increase in scale and profitability as we move forward. Likewise, we have begun to adapt our strategy and deploy resources to leverage the opportunities that will emerge following the announcements by the Chinese Energy Administration and Chinese Finance Ministry to support distributed PV systems.”

“As we look forward, solar demand over the long term remains promising and we believe we are particularly well positioned to lead the industry in recovery given our strong balance sheet, competitive cost structure, efficient assets, and wide-reaching global presence. Our strong client relationships and reputation have enabled us to increase repeat business opportunities for us. We plan on continuing to manage our business prudently, adapt our strategy in line with market developments, and leverage our industry leading technology and cost structure to seize market opportunities and drive future growth,” concluded Mr. Kangping Chen.

Third Quarter 2012 Financial Results

Total Revenues

Total revenues in the third quarter of 2012 were RMB1.4 billion (US$221.1 million), representing an increase of 12.2% from RMB1.2 billion in the second quarter of 2012 and a decrease of 22.0% from RMB1.8 billion in the third quarter of 2011. The sequential increase was primarily due to the increase in the sales volume of the Company’s solar modules, which was partially offset by the decline in the ASPs of the Company’s solar modules.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2012 was RMB137.4 million (US$21.9 million), compared with gross profit of RMB103.6 million in the second quarter of 2012 and gross profit of RMB66.0 million in the third quarter of 2011.

Gross margin was 9.9% in the third quarter of 2012, compared with 8.4% in the second quarter of 2012 and 3.7% in the third quarter of 2011. In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 12.6% in the third quarter of 2012, compared with 11.2% in the second quarter of 2012 and 18.4% in the third quarter of 2011.

2

Income / (Loss) from Operations and Operating Margin

Loss from operations in the third quarter of 2012 was RMB51.5 million (US$8.2 million), compared with a loss from operations of RMB82.5 million in the second quarter of 2012 and a loss from operations of RMB197.3 million in the third quarter of 2011. Operating margin in the third quarter of 2012 was negative 3.7%, compared with negative 6.7% in the second quarter of 2012 and negative 11.1% in the third quarter of 2011.

Total operating expenses in the third quarter of 2012 were RMB188.9 million (US$30.1 million), representing an increase of 1.5% from RMB186.1 million in the second quarter of 2012.

The Company’s operating expenses represented 13.6% of its total revenues in the third quarter of 2012, representing a decrease from 15.0% in the second quarter of 2012, and a decrease from 14.8% in the third quarter of 2011.

Interest Expense, Net

Net interest expense in the third quarter of 2012 was RMB51.8 million (US$8.2 million), representing a decrease of 5.6% from RMB54.8 million in the second quarter of 2012, and an increase of 4.5% from RMB49.5 million in the third quarter of 2011.

Foreign Currency Exchange Gain / (Loss)

Due to the appreciation of the Euro against the RMB during the third quarter of 2012, the Company recorded a foreign currency exchange gain of RMB44.2 million (US$7.0 million) in the third quarter of 2012, which was primarily due to exchange gain of RMB49.1 million (US$7.8 million) and loss in fair value of forward contracts of RMB4.9 million (US$0.8 million).

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from change in fair value of convertible senior notes and capped call options of RMB6.8 million (US$1.1 million) in the third quarter of 2012.

Income Tax (Expense)/ Benefit

The Company recognized an income tax expense of RMB1.3 million (US$0.2 million) in the third quarter of 2012 due to the true-up recorded for income tax expenses applicable to the Company in 2011. The Company recognized an income tax benefit of RMB10.3 million in the second quarter of 2012 and an income tax expense of RMB1.0 million in the third quarter of 2011.

3

Net Income / (Loss) and Earnings / (Loss) per Share and per ADS

Net loss in the third quarter of 2012 was RMB54.8 million (US$8.7 million), compared with a net loss of RMB310.5 million in the second quarter of 2012 and a net income of RMB68.1 million in the third quarter of 2011.

Basic and diluted loss per share was RMB0.62 (US$0.10) in the third quarter of 2012. Basic and diluted loss per ADS was RMB2.48 (US$0.39) in the third quarter of 2012.

Non-GAAP net loss in the third quarter of 2012 was RMB27.8 million (US$4.4 million), compared with non-GAAP net loss of RMB297.6 million in the second quarter of 2012 and non-GAAP net loss of RMB247.9 million in the third quarter of 2011.

Non-GAAP basic and diluted loss per share in the third quarter of 2012 was RMB0.31 (US$0.05). Non-GAAP basic and diluted loss per ADS was RMB1.24 (US$0.20) in the third quarter of 2012.

Financial Position

As of September 30, 2012, the Company had RMB345.0 million (US$54.9 million) in cash and cash equivalents and restricted cash, compared with RMB617.6 million of cash and cash equivalents and restricted cash as of June 30, 2012.

Capital expenditures in the third quarter of 2012 were RMB27.6 million (US$4.4 million).

As of September 30, 2012, total short-term borrowings, including the current portion of long-term bank borrowings, were RMB2.1 billion (US$341.4 million), compared with RMB2.3 billion as of June 30, 2012. Total long-term borrowings were RMB275.0 million (US$43.8 million) as of September 30, 2012, compared with RMB275.0 million as of June 30, 2012.

As of September 30, 2012, the Company’s working capital deficit was RMB1.04 billion (US$165.4 million), compared with a deficit of RMB1.11 billion as of June 30, 2012.

Third Quarter 2012 Operational Highlights

Solar Product Shipments

Total solar product shipments in the third quarter of 2012 were 335.2MW, including 28.6MW of silicon wafers, 26.6MW of solar cells and 280.0MW of solar modules. By comparison, total shipments for the second quarter of 2012 were 302.1 MW, consisting of 63.3 MW of silicon wafers, 15.8 MW of solar cells and 223.0 MW of solar modules.

Capacity Expansion of Solar Products

As of September 30, 2012, the Company’s in-house annual silicon wafer, solar cell and solar module production capacity each remained at approximately 1,200 MW.

Recent Business Developments

•	In August 2012, JinkoSolar won a bid from China Guangdong Nuclear Solar Energy Development Co., Ltd. to supply 30 MW of PV modules for a PV power plant project planned in Hami City, Xinjiang Province, China.

4

•	In August 2012, JinkoSolar’s testing facility received certification from China National Accreditation Service for its industry leading quality controls.

•	In August 2012, JinkoSolar was selected to deliver a chrome mine located in Limpopo Province, South Africa with the first ever off-grid utility scale PV system in South Africa. The 1 MW plant will produce approximately 1.8 GWh of electricity per year and will effectively reduce the mine's daytime diesel dependency for the next 20 to 30 years.

•	In September 2012, JinkoSolar won a bid from China Power International New Energy Holding Ltd. to supply 40 MW of PV modules for two PV power plant projects in Baiyin and Wuwei cities in Gansu Province, China. JinkoSolar will deliver 163,200 high-efficiency solar panels to the two projects.

•	In September 2012, JinkoSolar signed a cooperative agreement with China Jiangxi Corporation for International Economic & Technical Co, Ltd. to provide technical support for its 50MW solar power project development in Kenya. According to the agreement, JinkoSolar has also been appointed as the preferred module supplier for the project. The project is planned to occupy 81 hectare and is expected to be one of the largest grid connected solar power plants in Africa.

•	In October 2012, JinkoSolar won a bid from China Three Gorges New Energy Corp., a wholly-owned subsidiary of China Three Gorges Corporation, to supply 50 MW of solar modules for a PV power plant in Gansu Province, China.

Operations and Business Outlook

Fourth Quarter 2012 Guidance

Based on current operating and market conditions, JinkoSolar’s total solar module shipments for the fourth quarter of 2012 are expected to be approximately 250 MW to 300 MW, as compared to the 280.0 MW of module shipments made during the third quarter of 2012. JinkoSolar’s in-house annual silicon wafer, solar cell and solar module production capacity are each expected to be approximately 1,200 MW by the end of 2012.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Tuesday, November 20, 2012 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

5

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, November 28, 2012. The dial-in details for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	64800368

 Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, U.S.; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon wafers, solar cells and solar modules as of September 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States generally accepted accounting principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP earnings (loss) per share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gains on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gains on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

6

Exchange Rate Information

The U.S. dollars (US$) amounts disclosed in this press release are presented solely for the convenience of the readers. Translations of amounts from RMB into U.S. dollars for the convenience of the readers were calculated at the certified exchange rate of US$1.00 = RMB6.2848 on September 28, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In theU.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

7

 JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	September 30,2011	June 30,2011	September 30,2012
	RMB	RMB	RMB	USD
Revenues from third parties	1,781,052	1,180,267	1,365,956	217,343

Revenues from related parties	-	57,724	23,349	3,715

Total revenues	1,781,052	1,237,991	1,389,305	221,058

Cost of revenues	(1,715,011)	(1,134,401)	(1,251,910)	(199,196)

Gross profit	66,041	103,590	137,395	21,862

Operating expenses:
Selling and marketing	(73,933)	(90,433)	(90,420)	(14,387)
General and administrative	(184,136)	(77,561)	(81,545)	(12,975)
Research and development	(5,238)	(18,107)	(16,944)	(2,696)

Total operating expenses	(263,307)	(186,101)	(188,909)	(30,058)

Loss from operations	(197,266)	(82,511)	(51,514)	(8,196)
Interest expenses, net	(49,520)	(54,828)	(51,757)	(8,235)
Subsidy income	17,044	-	-	-
Exchange (loss)/gain	(77,039)	(124,976)	49,069	7,808
Other (expense)/income, net	(3,725)	(1,999)	12,414	1,975
Change in fair value of forward contracts	68,453	(53,198)	(4,873)	(775)
Change in fair value of convertible senior notes and capped call options	311,144	(3,266)	(6,801)	(1,082)
Income/(loss) before income taxes	69,091	(320,778)	(53,462)	(8,505)
Income tax (expense)/benefit	(986)	10,290	(1,289)	(205)
Net income/(loss)	68,105	(310,488)	(54,751)	(8,710)
Less: Net loss/(income) attributable to non-controlling interests	-	(2)	2	-
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	68,105	(310,486)	(54,753)	(8,710)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.72	(3.50)	(0.62)	(0.10)
Diluted	(2.97)	(3.50)	(0.62)	(0.10)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	2.86	(14.00)	(2.48)	(0.39)
Diluted	(11.88)	(14.00)	(2.48)	(0.39)

Weighted average ordinary shares outstanding:
Basic	95,115,055	88,740,778	88,740,778	88,740,778
Diluted	110,780,910	88,740,778	88,740,778	88,740,778

8

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net income/ (loss)	68,105	(310,488)	(54,751)	(8,710)
Other comprehensive income:
-Foreign currency translation adjustments	(683)	(247)	(609)	(97)
Comprehensive income/ (loss)	67,422	(310,735)	(55,360)	(8,807)
Less: comprehensive income/ (loss) attributable to non-controlling interest	-	(2)	2	-
Comprehensive income/ (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	67,422	(310,733)	(55,362)	(8,807)

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	68,105	(310,486)	(54,753)	(8,710)

Change in fair value of convertible senior notes and capped call options	(311,144)	3,266	6,801	1,082

4% of interest expense of convertible senior notes	7,982	7,746	6,192	985

Exchange (loss)/gain	(12,887)	1,909	13,985	2,225

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(247,944)	(297,565)	(27,775)	(4,418)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(2.61)	(3.35)	(0.31)	(0.05)
Diluted	(2.58)	(3.35)	(0.31)	(0.05)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	(10.43)	(13.40)	(1.24)	(0.20)
Diluted	(10.33)	(13.40)	(1.24)	(0.20)

Non-GAAP weighted average ordinary shares outstanding -
Basic	95,115,055	88,740,778	88,740,778	88,740,778
Diluted	95,966,098	88,740,778	88,740,778	88,740,778

9

 JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2011 (Note 1)	September 30, 2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	433,851	228,449	36,349
Restricted cash	146,175	116,582	18,550
Short-term investments	494,215	618,087	98,346
Accounts receivable, net - related parties	31,010	140,588	22,370
Accounts receivable, net - third parties	1,600,207	2,061,730	328,050
Notes receivable	17,280	267	42
Advances to suppliers, net - related parties	-	1,662	264
Advances to suppliers, net - third parties	208,104	191,897	30,534
Inventories	798,075	852,585	135,658
Forward contract receivables	64,955	10,751	1,711
Other receivables—related parties	691	772	123
Project assets	-	351,557	55,938
Prepayments and other current assets	813,910	438,748	69,810

Total current assets	4,608,473	5,013,675	797,745

Non-current assets:
Long term investment	-	7,200	1,146
Property, plant and equipment, net	3,840,799	3,458,769	550,339
Land use rights, net	368,043	367,416	58,461
Intangible assets, net	3,656	6,415	1,021
Advances to suppliers to be utilized beyond one year	209,631	47,600	7,574
Capped call options	16,408	10,792	1,717
Other assets	129,388	145,573	23,163

Total assets	9,176,398	9,057,440	1,441,166

LIABILITIES
Current liabilities:
Accounts payable - related parties	35,888	142,765	22,716
Accounts payable - third parties	340,999	1,289,783	205,223
Notes payable	909,831	904,268	143,882
Accrued payroll and welfare expenses	176,648	187,880	29,894
Advances from customers	85,524	77,672	12,359
Income tax payables	32,884	2	-
Other payables and accruals	813,027	959,283	152,636
Other payables due to a related party	1,094	2,222	354
Forward contract payables	5,524	33,927	5,398
Bonds payable and accrued interests	1,039,635	308,460	49,080
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,200,032	2,145,521	341,382
Guarantee liabilities	1,500	1,500	239

Total current liabilities	5,642,586	6,053,283	963,163

Non-current liabilities:
Long-term borrowings	155,500	275,000	43,756
Long-term payables	0	164	26
Accrued warranty costs – non-current	85,362	99,917	15,898
Convertible senior notes	387,777	413,151	65,738
Forward contract payables-long term	-	14,515	2,310

Total long term liabilities	628,639	802,747	127,728

Total liabilities	6,271,225	6,856,030	1,090,891

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 89,435,058 and 88,740,778 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	13	13	2
Additional paid-in capital	1,507,225	1,522,012	242,173
Statutory reserves	178,984	178,984	28,479
Accumulated other comprehensive (loss)/income	(135)	(270)	(43)
Treasury stock, at cost; 1,028,920 and 1,723,200 of ordinary shares as of December 31, 2011 and September 30, 2012, respectively	(8,354)	(13,876)	(2,208)
Retained earnings	1,217,457	495,947	78,912

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,895,190	2,182,810	347,315

Non-controlling interests	9,983	18,600	2,960

Total liabilities and shareholders' equity	9,176,398	9,057,440	1,441,166

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2011 was derived from the audited consolidated financial statements.

10